Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE
WITH IFRS.

March 31, 2010
(in € m.)
Debt (1), (2):
Long-term debt	143,687
Trust preferred securities	10,737
Long-term debt at fair value through profit or loss	15,968

Total debt	170,392

Shareholders’ equity:
Common shares (no par value)	1,589
Additional paid-in capital	14,744
Retained earnings	25,749
Common shares in treasury, at cost	(107)
Equity classified as obligation to purchase common shares	(54)
Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	102
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(155)
Foreign currency translation, net of tax	(2,841)
Unrealized net gains from equity method investments	91

Total shareholders’ equity	39,118

Noncontrolling interest	1,066

Total equity	40,184

Total capitalization	210,576

[1]	No third party has guaranteed any of our debt.

[2]	€ 8,691 million (6%) of our debt was secured as of March 31, 2010.